Exhibit 99.6

                             EXPORT DRIVEN, PERDIGAO
                      ENDS THE QUARTER WITH RECORD RESULTS

          The higher value-added product mix sold to the domestic market and strict control of costs and expenses have also contributed to the company's excellent performance

         PERDIGAO ended the first quarter 2004 with a net income of R$ 80.3 million, generating an EBITDA of R$ 146.3 million. Export revenues were up by 52.5% while net sales posted an increase of 27.7%, and exceeding the R$ 1 billion mark. Sales volume of meats rose 16.2% and higher value-added products, 7.2% compared with the same period in 2003

         The quarter's excellent results can be attributed to various factors according to the company's CFO, Wang Wei Chang. Among these was the strong international demand created by animal health problems, which hit major world producers, consequently driving up prices and volumes. Exports accounted for 53.5% of net sales while exports of meats were 30.4% higher than the first quarter in 2003.

         Growth in the sales of higher value-added products boosted company revenue by 15.3%, another key element in company performance according to Chang. At the same time, the company's decision to maintain its strategy of prioritizing domestic market returns from its product mix through price and cost control, also contributed favorably to the results. Sales to this market were 9% up on the same quarter in 2003.

          In the first quarter 2004, PERDIGAO posted gross profits of R$ 305.9 million, 63% more than in the same period last year. EBITDA increased 312.3%, driven by the gross margin and a 360 basis point drop in operating expenses.

         Operating income jumped 869% in the period to reach R$ 121.4 million, thanks to a growth in sales and volumes, improved product mix and reduction in some raw material costs and selling expenses. Net consolidated accounting debt amounted to R$ 561.8 million in March, 42.8% lower than in March 2003.

         In the first three months of this year, capital expenditures were R$
13.8 million, 9% less than the same period last year due to company's projects being already adjusted to current requirements.

                                  Exhibit 99.6


                                   HIGHLIGHTS


                                           R$ MILLIONS
--------------------------------------------------------------------------------
                              1Q 2004         1Q 2003          % CHANGE
        Gross Sales           1,234.2          979.7             26.0
      Domestic Market          653.9           599.2             9.1
          Exports              580.3           380.6             52.5
         Net Sales            1.085.4          849.9             27.7
        Gross Profit           305.9           187.7             63.0
            EBIT               121.4           12.5             868.9
         Net Income             80.3           (6.7)           1,297.9
           EBITDA              146.3           35.5             312.3


                                     EXPORTS

         In the first three months of the year, PERDIGAO exported 135,900 tons of meats, 30.4% more than for the same period in 2003. Exports accounted for 53.5% of net sales. The company has improved its penetration in the international market through the establishment of a local presence in various countries, upgrading its portfolio of products and in addition, breaking into new markets and broadening the customer base.

         However, the first quarter's exports were particularly favored by the avian influenza outbreak leading several major importing countries to introduce total or partial bans on imports from infected regions. In the light of these events, demand for Brazilian chicken rose sharply, also driving up volumes and prices, particularly in the Japanese market.

         In the period, demand was notably strong in the Far East market, which reported a growth of 142% in sales and 72% in volume, and the Middle East where sales increased by 59% and 71% in volume terms. Meanwhile, sales to European markets increased by 29% with volumes 18% higher, in spite of countries in this region imposing no ban on processed products from Thailand.

         The Eurasian region posted a decline in sales (4.7%) and in volumes (37%), due to Russian import quotas. In other markets, the highlight was the African market where demand for Brazilian products is gradually increasing.

                                  Exhibit 99.6


                                 DOMESTIC MARKET

         Domestic market sales amounted to R$ 653.9 million in the first quarter, 9% more than reported in the first quarter 2003. The result reflects increased volume of elaborated/processed meat sales and the improvement in average prices in relation to the previous period.

         The company has also focused on enhancing its returns through increased sales to the institutional market and the retail sector. Compared to the same period 2003, prices were 9.9% higher due to improvements in the product mix and the pass-through of inflation to prices in the first three months of the year.

         PERDIGAO'S share in the industrialized meats market in the bimonthly period January to February 2004 was 24.5% according to Nielsen survey data. The company's market share in the frozen segment for the February - March period was 34.7%.

                                  STOCK MARKET

         In the capital markets, PERDIGAO'S shares outperformed the Bovespa, Brazilian Corporate Governance and Dow Jones indexes, all of which remained flat in the first quarter as compared with closing prices on December 31 2003. The Company's shares posted an appreciation of 24.3% compared with December and 187% in relation to March 31 2003. Trading volume was up 180% over the same period of last year.

         Perdigao's ADRs also recorded a significant performance, growing by 22.5% over December 31 2003, 243% relative to the first quarter in 2003. Trading volume was 271% higher.

                                 SOCIAL BALANCE

         At the end of March, the Company employed a total of 28,962, corresponding to an increase of 15% compared with 2003. In the first quarter this year, the Company created a thousand new jobs to satisfy export demand and operations at the Rio Verde Agroindustrial Complex (GO).

         In the first quarter 2004, the Company invested R$ 16.2 million in employee benefits and social programs, an amount 29.6% higher than the investments in the first quarter 2003. Investments in environmental activities were R$ 1.7 million, an increase of 48.9%.